SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
May 6, 2025
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

Quarterly Report 2025 - Q1	1

This report comprises a copy of the following report:
“Philips' First Quarter Results 2025”, dated May 6, 2025.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 6th day of May, 2025.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly Report 2025 - Q1	2

Quarterly report
Q1 2025

Philips delivers on Q1 results, with ongoing order intake growth

Amsterdam, May 6, 2025
Q1 2025 Group performance
•Group sales EUR 4.1 billion, reflecting a 2% decline in comparable sales growth mainly due to China; slightly ahead of company outlook due to Personal Health growth and royalty phasing
•Comparable order intake increased 2% despite China decline
•Income from operations increased to EUR 154 million
•Adjusted EBITA margin declined 80 bps to 8.6% of sales, driven by sales phasing
•Free cash outflow of EUR 1,091 million included EUR 1,025 million payment for Philips Respironics recall-related medical monitoring and personal injury settlements in US
•Updated full year 2025 outlook for Adjusted EBITA margin and free cash flow; sales outlook remains unchanged

Roy Jakobs, CEO of Royal Philips:
“We remain dedicated to serving our customers, driving profitable growth and delivering better care for more people. Our order intake growth continued with strong momentum particularly in the US, coupled with positive growth in personal health, providing an encouraging start to the year.
In an uncertain macro environment that has intensified due to the potential impact of tariffs, we are focused on what we can control. We are improving our supply chain agility, taking decisive cost actions to mitigate financial impact where possible, and ensuring we can continue to serve our customers and consumers.
Patients around the world rely on our medical technology and innovations every day. We are committed to ensuring access to care as we focus on execution, with patient safety and quality as our number one priority.”
Group and segment performance
Comparable order intake increased 2%, primarily driven by strong performance in North America, offsetting a decline in China.
Group comparable sales decreased 2%, reflecting double-digit declines across all segments in China and a high comparison base in Diagnosis & Treatment globally. Comparable sales increased slightly outside of China, mainly driven by positive Personal Health growth in most other markets.
Adjusted EBITA margin decreased 80 basis points to 8.6%, mainly due to the decline in sales, partly offset by higher gross margins from innovations and productivity measures. Income from operations increased to EUR 154 million. Free cash flow was an outflow of EUR 1,091 million, mainly due to the EUR 1,025 million payment relating to the Philips Respironics recall-related medical monitoring and personal injury settlements in the US.
Diagnosis & Treatment comparable sales decreased by 4%, due to a double-digit decline in China and on the back of a high comparison base in prior years. Image-Guided Therapy continued its strong performance, reinforcing its position as a global leader in minimally invasive therapy. Adjusted EBITA margin improved, driven by productivity measures, mix effects and innovation, partly offset by lower fixed cost absorption due to lower sales.
Connected Care comparable sales were broadly flat across businesses and Adjusted EBITA margin was 3.5%, mainly due to an unfavorable mix and cost phasing, partly offset by productivity measures and innovation.
Personal Health comparable sales increased 1%. High-single-digit growth was largely offset by a double-digit decline in China. Adjusted EBITA margin remained in line with last year.

Quarterly Report 2025 - Q1	3

Innovation highlights
•Philips was the leading applicant in medical technology at the European Patent Office (EPO) in 2024, and Clarivate recognized Philips as the top-ranked medical technology company in the Top 100 Global Innovators 2025.
•Philips introduced new AI technologies to accelerate precise imaging and enhance patient outcomes. In MRI systems, advanced AI algorithms are integrated through SmartSpeed Precise powered by Dual-AI engines. In ultrasound, innovative Elevate software in EPIQ Elite and Affiniti ultrasound systems is enhanced by AI, and AI-driven measurement capabilities for the Compact Ultrasound 5500CV is proven to reduce cardiac imaging time by 50%.
•Philips signed partnerships to improve patient monitoring and modernize workflows with Citadell Hopital in Belgium, the region of Norrbotten in Sweden, and Hospital Israelita Albert Einstein in Brazil.
•Philips’ Dynamic Coronary Roadmap reduces contrast media use by 28.8% during an Image-Guided Therapy procedure to open blocked coronary arteries, called percutaneous coronary intervention (PCI), according to findings from the DCR4Contrast trial. A secondary analysis highlighted further benefits for complex conditions.
•HealthSuite’s innovative cloud services launched in Europe, managed by Philips and hosted on AWS. In the US, approximately 12 million medical imaging studies will be migrated to the cloud for Rochester Regional Health in New York, and in Massachusetts, a partnership with Mass General Brigham will integrate device data via the vendor-agnostic Capsule Medical Device Information Platform.

Productivity
Productivity initiatives delivered savings of EUR 147 million in Q1: operating model savings of EUR 42 million, procurement savings of EUR 46 million, and other programs savings of EUR 59 million; Philips is on track to deliver savings of EUR 800 million in 2025. Since 2023, productivity initiatives have delivered savings of more than EUR 1.9 billion.
Outlook
In an uncertain macro environment, Philips’ outlook for full year 2025 is updated to include the assumed impact of currently announced tariffs. This includes current bilateral US-China and rest of world tariffs, the resumption of the paused US tariffs on July 9 and excludes potential wider economic impact.
•Philips’ outlook for comparable sales growth remains unchanged at 1%-3%
•Adjusted EBITA margin range to be 10.8%-11.3%, including an estimated net tariff impact of EUR 250-300 million after substantial tariff mitigations, a 100 bps reduction versus previous outlook, based on the above-referenced assumptions
•As a result, free cash flow to be slightly positive for the full year, after the payout of EUR 1,025 million Philips Respironics recall-related medical monitoring and personal injury settlements in the US
•The company continues to anticipate 2025 performance will be skewed toward the latter part of the year, with Q2 showing modest improvement from Q1.

This outlook excludes ongoing Philips Respironics-related proceedings, including the investigation by the US Department of Justice.

Conference call and video webcast
Roy Jakobs, CEO, and Charlotte Hanneman, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the first quarter results. A live webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Quarterly Report 2025 - Q1	4

First quarter highlights
Philips performance
Key data in millions of EUR unless otherwise stated*

	Q1 2024	Q1 2025
Sales	4,138	4,097
Nominal sales growth	(1%)	(1%)
Comparable sales growth ¹	2%	(2%)
Comparable order intake ²	(4%)	2%
Income from operations	(824)	154
as a % of sales	(20%)	4%
Financial income (expenses), net	(70)	(48)
Investments in associates, net of income taxes	(1)	(1)
Income tax (expense) benefit	(105)	(27)
Income from continuing operations	(999)	78
Discontinued operations, net of income taxes	1	(6)
Net income	(998)	72
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders ³ (in EUR) - diluted	(1.07)	0.09
Adjusted income from continuing operations attributable to shareholders ³ (in EUR) - diluted ¹	0.25	0.25
Net income attributable to shareholders ³ (in EUR) - diluted	(1.07)	0.08
EBITA ¹	(751)	211
as a % of sales	(18.1%)	5.2%
Adjusted EBITA ¹	388	354
as a % of sales	9.4%	8.6%
Adjusted EBITDA ¹	609	571
as a % of sales	14.7%	13.9%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other Key Performance indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend with respect to 2023.

•Comparable sales decreased by 2%, including a double-digit decline in China. The 1% growth in Personal Health was more than offset by a 4% decline in Diagnosis & Treatment on the back of a high comparison base. Connected Care sales were in line with last year.
•Income from operations increased to EUR 154 million, mainly due to the comparative impact of EUR 982 million for the Respironics litigation provision recorded in Q1 2024.
•Adjusted EBITA decreased to EUR 354 million and the margin was 8.6%, mainly due to lower sales in China, partly offset by higher gross margin and productivity measures.
•Restructuring, acquisition-related and other items amounted to EUR 143 million, compared with EUR 1,139 million in Q1 2024, which included EUR 982 million for the Respironics litigation provision. Q1 2025 mainly includes EUR 67 million restructuring and acquisition-related charges, EUR 37 million Respironics field-action running costs and EUR 28 million Respironics consent decree charges.
•Financial expenses decreased by EUR 22 million. Q1 2025 mainly includes higher interest income on cash balances and lower losses on non-current financial assets.
•Income tax expense decreased by EUR 78 million, mainly due to the tax effect on the Respironics litigation provision in Q1 2024, partially offset by the tax impact of higher income in Q1 2025.
•Net income increased due to lower restructuring, acquisition-related and other adjusted items and the decrease in the tax expense as explained above.

Sales per geographic area in millions of EUR unless otherwise stated

			% change
	Q1 2024	Q1 2025	nominal	comparable ¹
Western Europe	852	833	(2%)	(2%)
North America	1,745	1,792	3%	(1%)
Other mature geographies	398	378	(5%)	(5%)
Mature geographies	2,996	3,002	0%	(2%)
Growth geographies	1,142	1,095	(4%)	(4%)
Philips Group	4,138	4,097	(1%)	(2%)
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales in Mature geographies declined mainly due to a high comparison base in Diagnosis & Treatment.
•Growth geographies primarily decreased as a result of a double-digit decline in China and a high comparison base in Diagnosis & Treatment. The decline was partly offset by an increase in other Growth geographies.

Cash and cash equivalents balance in millions of EUR

	Q1 2024	Q1 2025
Beginning cash balance	1,869	2,401
Free cash flow ¹	(336)	(1,091)
Net cash flows from operating activities	(171)	(933)
Net capital expenditures	(165)	(158)
Other cash flows from investing activities	(10)	1
Treasury shares transactions	(95)
Changes in debt	(27)	(47)
Other cash flow items	18	(61)
Net cash flows from discontinued operations	(17)	(10)
Ending cash balance	1,402	1,193
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Net cash flows from operating activities decreased, mainly due to the cash payment of EUR 1,025 million Philips Respironics recall-related medical monitoring and personal injury settlements, partly offset by lower working capital outflows.
•Other cash flow items reflects the foreign currency impact on the cash balance.
Amounts may not add up due to rounding.* Amounts may not add up due to rounding.

Quarterly Report 2025 - Q1	5

Performance per segment
Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated*

	Q1 2024	Q1 2025
Sales	2,026	1,965
Nominal sales growth	1%	(3%)
Comparable sales growth ¹	3%	(4%)
Income from operations	146	153
as a % of sales	7.2%	7.8%
EBITA ¹	168	173
as a % of sales	8.3%	8.8%
Adjusted EBITA ¹	186	187
as a % of sales	9.2%	9.5%
Adjusted EBITDA ¹	234	235
as a % of sales	11.5%	12.0%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
•Comparable sales decreased by 4%, mainly due to a double-digit decline in China, and on the back of a high comparison base in prior years driven by supply chain improvements. Growth in Image-Guided Therapy was more than offset by a decline in Precision Diagnosis.
•Mature geographies recorded a low-single-digit decline, mainly due to Western Europe and Other mature geographies. Growth geographies showed a high-single-digit decline, due to China.
•Adjusted EBITA was EUR 187 million and the margin improved to 9.5% despite lower sales, mainly driven by productivity measures and mix effects.
•Restructuring, acquisition-related and other items amounted to EUR 14 million, compared with EUR 19 million in Q1 2024.

Connected Care
Key data in millions of EUR unless otherwise stated

	Q1 2024	Q1 2025
Sales	1,164	1,182
Nominal sales growth	(5%)	2%
Comparable sales growth ¹	(1%)	0%
Income from operations	(1,065)	(81)
as a % of sales	(91.5%)	(6.9%)
EBITA ¹	(1,021)	(51)
as a % of sales	(87.7%)	(4.3%)
Adjusted EBITA ¹	74	41
as a % of sales	6.4%	3.5%
Adjusted EBITDA ¹	134	104
as a % of sales	11.5%	8.8%
measure. Refer to Reconciliation of non-IFRS information

•Comparable sales were broadly flat across businesses.
•Growth geographies showed mid-single-digit growth. Mature geographies recorded a low-single-digit decline.
•Income from operations improved by EUR 984 million, mainly due to the comparative impact of EUR 982 million for the Respironics litigation provision recorded in Q1 2024.
•Adjusted EBITA decreased to EUR 41 million and the margin was 3.5%, mainly due to the impact of an unfavorable mix and cost phasing partly offset by productivity measures.
•Restructuring, acquisition-related and other items amounted to EUR 91 million, compared with EUR 1,095 million in Q1 2024, which included EUR 982 million for the Respironics litigation provision. Q1 2025 mainly includes EUR 37 million Respironics field-action running costs and EUR 28 million Respironics consent decree charges.
Personal Health
Key data in millions of EUR unless otherwise stated

	Q1 2024	Q1 2025
Sales	790	811
Nominal sales growth	(1%)	3%
Comparable sales growth ¹	3%	1%
Income from operations	116	116
as a % of sales	14.7%	14.3%
EBITA ¹	120	120
as a % of sales	15.2%	14.8%
Adjusted EBITA ¹	120	123
as a % of sales	15.2%	15.2%
Adjusted EBITDA ¹	146	147
as a % of sales	18.5%	18.1%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales increased by 1%, despite a double-digit decline in China, mainly driven by strong growth across the International Region and slight growth in the US.
•Adjusted EBITA increased to EUR 123 million and the margin was in line with last year.
•Restructuring, acquisition-related and other items amounted to EUR 3 million in Q1 2025.

Other
Key data in millions of EUR unless otherwise stated

	Q1 2024	Q1 2025
Sales	157	140
Income from operations	(20)	(33)
EBITA ¹	(17)	(31)
Adjusted EBITA ¹ of:	7	4
IP Royalties	89	90
Innovation	(22)	(21)
Central costs	(61)	(60)
Other	1	(6)
Adjusted EBITDA ¹	95	85
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Sales decreased by EUR 17 million, mainly due to lower royalty income.
•Restructuring, acquisition-related and other items totaled EUR 34 million, compared with EUR 24 million in Q1 2024.
Amounts may not add up due to rounding.* Amounts may not add up due to rounding.

Quarterly Report 2025 - Q1	6

Forward-looking statements
and other information
Forward-looking statements
This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*), future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include, but are not limited to, macro-economic and geopolitical changes – including the war in Ukraine and ongoing conflicts in Israel and the Middle East – as well as measures such as announced and proposed tariffs and trade actions introduced in response to rising global tensions; Philips’ ability to keep pace with the changing health technology environment; Philips’ ability to gain leadership in health informatics and artificial intelligence in response to developments in the health technology industry; integration of acquisitions and their delivery on business plans and value creation expectations; ability to meet expectations with respect to ESG-related matters; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; the resilience of our supply chain; challenges in simplifying our organization and our ways of working; attracting and retaining personnel; breach of cybersecurity; challenges in driving operational excellence and speed in bringing innovations to market; treasury and financing risks; tax risks; reliability of internal controls; compliance with regulations and standards involving quality, product safety, (cyber) security and artificial intelligence; and compliance with business conduct rules and regulations including privacy, existing and upcoming ESG disclosure and due diligence requirements. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2024.
Third-party market share data
Statements regarding market share contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, as well as industry and dealer panels, in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.
Market Abuse Regulation
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Use of non-IFRS information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2024.
Presentation
All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2024. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in the second quarter of 2024 in connection with the 2023 share dividend.
*    Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Quarterly Report 2025 - Q1	7

Condensed consolidated statements of income
In millions of EUR unless otherwise stated*

	Q1
	2024	2025
Sales	4,138	4,097
Cost of sales	(2,323)	(2,248)
Gross margin	1,815	1,849
Selling expenses	(1,096)	(1,087)
General and administrative expenses	(136)	(161)
Research and development expenses	(419)	(457)
Other business income	10	19
Other business expenses	(997)	(8)
Income from operations	(824)	154
Financial income	24	33
Financial expenses	(94)	(82)
Investments in associates, net of income taxes	(1)	(1)
Income before taxes	(894)	104
Income tax (expense) benefit	(105)	(27)
Income from continuing operations	(999)	78
Discontinued operations, net of income taxes	1	(6)
Net income	(998)	72

Attribution of net income
Net income attributable to shareholders ¹	(999)	76
Net income attributable to non-controlling interests	-	(4)
1Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips Group
Earnings per common share attributable to shareholders of Koninklijke Philips N.V.

	Q1
	2024	2025
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands) ¹:
Basic	936,890	925,048
Diluted	936,890	938,121
Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V (in EUR) ¹
Income from continuing operations	(1.07)	0.09
Income from discontinued operations	-	(0.01)
Net income	(1.07)	0.08
Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V. (in EUR) ¹
Income from continuing operations	(1.07)	0.09
Income from discontinued operations	-	(0.01)
Net income	(1.07)	0.08
1Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend with respect to 2023.

Amounts may not add up due to rounding.* Amounts may not add up due to rounding.

Quarterly Report 2025 - Q1	8

Condensed consolidated statements of comprehensive income
in millions of EUR*

	Q1
	2024	2025
Net income for the period	(998)	72

Pensions and other post-employment plans:
Remeasurement, before tax	-	1
Income tax effect on remeasurements	3	2

Financial assets fair value through OCI:
Net current-period change, before tax	(5)	(4)
Income tax effect on net current-period change	-	-
Total of items that will not be reclassified to Income statement	(2)	(1)

Currency translation differences:
Net current-period change, before tax	298	(439)

Cash flow hedges:
Net current-period change, before tax	20	8
Income tax effect on net current-period change	(3)	(3)
Reclassification adjustment for (gain) loss realized	(8)	-
Total of items that are or may be reclassified to Income Statement	307	(434)

Other comprehensive income for the period	305	(434)

Total comprehensive income for the period	(693)	(362)

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	(695)	(358)
Non-controlling interests	1	(5)

Amounts may not add up due to rounding.* Amounts may not add up due to rounding.

Quarterly Report 2025 - Q1	9

Condensed consolidated balance sheets
in millions of EUR*

	December 31, 2024	March 31, 2025
Non-current assets:
Property, plant and equipment	2,452	2,389
Goodwill	10,383	10,090
Intangible assets excluding goodwill	2,982	2,887
Non-current receivables	208	218
Investments in associates	257	247
Other non-current financial assets	631	600
Non-current derivative financial assets	8	14
Deferred tax assets	1,916	1,916
Other non-current assets	118	138
Total non-current assets	18,955	18,498

Current assets:
Inventories	3,198	3,331
Other current financial assets	2	2
Other current assets	586	617
Current derivative financial assets	69	48
Income tax receivable	94	90
Current receivables	3,672	3,387
Cash and cash equivalents	2,401	1,193
Total current assets	10,022	8,669
Total assets	28,976	27,167

Equity:
Shareholders’ equity	12,006	11,697
Non-controlling interests	37	31
Group equity	12,043	11,728

Non-current liabilities:
Long-term debt	7,113	7,056
Non-current derivative financial liabilities	4	3
Long-term provisions	996	988
Deferred tax liabilities	81	79
Non-current contract liabilities	431	412
Non-current tax liabilities	119	114
Other non-current liabilities	45	32
Total non-current liabilities	8,787	8,683
Current liabilities:
Short-term debt	526	513
Current derivative financial liabilities	59	45
Income tax payable	71	42
Accounts payable	1,830	1,830
Accrued liabilities	1,630	1,311
Current contract liabilities	1,699	1,771
Short-term provisions	1,977	874
Other current liabilities	354	371
Total current liabilities	8,146	6,756
Total liabilities	16,933	15,439
Total liabilities and group equity	28,976	27,167

Amounts may not add up due to rounding.* Amounts may not add up due to rounding.

Quarterly Report 2025 - Q1	10

Condensed consolidated statements of cash flows
in millions of EUR*

	January to March
	2024	2025
Cash flows from operating activities:
Net income (loss)	(998)	72
Results of discontinued operations - net of income tax	(1)	6
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of assets	295	276
Share-based compensation	25	48
Net loss (gain) on sale of assets	(1)	(2)
Interest income	(21)	(29)
Interest expense on debt, borrowings and other liabilities	64	65
Investments in associates, net of income taxes	2	1
Income tax expense	110	27
Decrease (increase) in working capital:	(526)	(216)
Decrease (increase) in receivables and other current assets	88	198
Decrease (increase) in inventories	(168)	(248)
Increase (decrease) in accounts payable, accrued and other current liabilities	(446)	(165)
Decrease (increase) in non-current receivables and other assets	24	(38)
Increase (decrease) in other liabilities	(11)	(25)
Increase (decrease) in provisions	862	(1,066)
Other items	51	58
Interest received	21	30
Interest paid	(71)	(61)
Dividends received from investments in associates	2	8
Income taxes received/ (paid)	1	(86)
Net cash provided by (used for) operating activities	(171)	(933)
Cash flows from investing activities:
Net capital expenditures	(165)	(158)
Purchase of intangible assets	(36)	(46)
Expenditures on development assets	(52)	(60)
Capital expenditures on property, plant and equipment	(82)	(55)
Proceeds from sales of property, plant and equipment	5	2
Net proceeds from (cash used for) derivatives and current financial assets	11	(3)
Purchase of other non-current financial assets	(39)	(14)
Proceeds from other non-current financial assets	16	27
Purchase of businesses, net of cash acquired	(1)	(1)
Net proceeds from sale of interests in businesses, net of cash disposed of	4	(9)
Net cash provided by (used for) investing activities	(175)	(157)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	23	7
Principal payments on short-term portion of long-term debt	(59)	(63)
Proceeds from issuance of long-term debt	8	9
Purchase of treasury shares	(95)
Dividends paid to shareholders of non-controlling interests	(1)	(1)
Net cash provided by (used for) financing activities	(123)	(48)

Net cash provided by (used for) continuing operations	(469)	(1,138)

Net cash provided by (used for) discontinued operations	(17)	(10)

Net cash provided by (used for) continuing and discontinued operations	(486)	(1,148)
Effect of change in exchange rates on cash and cash equivalents	18	(60)
Cash and cash equivalents at the beginning of the period	1,869	2,401
Cash and cash equivalents at the end of the period	1,402	1,193
Amounts may not add up due to rounding.* Amounts may not add up due to rounding.

Quarterly Report 2025 - Q1	11

Condensed consolidated statements of
changes in equity
in millions of EUR*

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Currency translation differences	Retained earnings	Treasury shares at cost	Total shareholders’ equity	Non-controlling interests	Group equity
			reserves			other

Balance as of December 31, 2023	183	5,827	(390)	6	1,263	5,402	(262)	12,028	33	12,061
Total comprehensive income (loss)			(5)	9	297	(996)		(695)	1	(693)
Dividend distributed						-		-	(1)	(1)
Transfer of reserve for equity investments at FVTOCI to retained earnings			301			(301)		-		-
Re-issuance of treasury shares		(1)				(1)	3	-		-
Forward contracts						84	(83)	-		-
Share-based compensation plans		25						25		25
Balance as of March 31, 2024	183	5,851	(94)	16	1,559	4,187	(343)	11,359	33	11,392

Balance as of December 31, 2024	188	6,654	(90)	1	2,014	3,650	(411)	12,006	37	12,043
Total comprehensive income (loss)			(4)	5	(437)	79		(358)	(5)	(362)
Dividend distributed						-		-	(1)	(1)
Re-issuance of treasury shares		(2)				-	2	-		-
Share-based compensation plans		48						48		48
Income tax share-based compensation plans		1						1		1
Balance as of March 31, 2025	188	6,700	(94)	6	1,577	3,728	(409)	11,697	31	11,728

Amounts may not add up due to rounding.* Amounts may not add up due to rounding.

Quarterly Report 2025 - Q1	12

Reconciliation of non-IFRS information
Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:
•Comparable sales growth
•Adjusted income from continuing operations attributable to shareholders
•Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
•EBITA
•Adjusted EBITA
•Adjusted EBITDA
•Free cash flow
•Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 9.9, Reconciliation of non-IFRS information, of the Annual Report 2024 and to the Forward-looking statements and other important information.
Comparable order intake is not a financial measure, but is presented when discussing the Philips Group’s performance. Refer to Forward-looking statements and other important information.

Sales growth composition in %

	Q1 2025
	nominal growth	consolidation changes	currency effects	comparable growth
2025 versus 2024
Diagnosis & Treatment	(3.0%)	0.5%	(1.7%)	(4.3%)
Connected Care	1.5%	0.9%	(2.5%)	(0.1%)
Personal Health	2.6%	0.0%	(1.4%)	1.2%
Philips Group	(1.0%)	0.5%	(1.8%)	(2.3%)
Adjusted income from continuing operations attributable to shareholders 1 in millions of EUR unless otherwise stated

	Q1
	2024	2025
Net income	(998)	72
Discontinued operations, net of income taxes	(1)	6
Income from continuing operations	(999)	78
Income from continuing operations attributable to non-controlling interests	-	4
Income from continuing operations attributable to shareholders ¹	(1,000)	81
Adjustments for:
Amortization and impairment of acquired intangible assets	72	57
Restructuring and acquisition-related charges	51	67
Other items:	1,088	76
Respironics litigation provision	982
Respironics field-action running costs	40	37
Respironics consent decree charges	22	28
Quality actions	33	8
Remaining items	11	4
Net finance expenses	9	5
Tax impact on adjusting items	14	(50)
Adjusted income from continuing operations attributable to shareholders ¹	235	237
Earnings per common share ²:
Income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	(1.07)	0.09
Adjusted income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.25	0.25
1Shareholders refers to shareholders of Koninklijke Philips N.V.
2Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend with respect to 2023.

Quarterly Report 2025 - Q1	13

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2025
Net income	72
Discontinued operations, net of income taxes	6
Income tax expense (benefit)	27
Investments in associates, net of income taxes	1
Financial expenses	82
Financial income	(33)
Income from operations	154	153	(81)	116	(33)
Amortization and impairment of acquired intangible assets	57	20	31	4	3
EBITA	211	173	(51)	120	(31)
Restructuring and acquisition-related charges	67	14	15	3	34
Other items:	76	-	76
Respironics field-action running costs	37		37
Respironics consent decree charges	28		28
Quality actions	8		8
Remaining items	4	-	4
Adjusted EBITA	354	187	41	123	4
Depreciation, amortization and impairment of fixed assets and other intangible assets	219	49	63	26	82
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(3)	(1)	-	(2)
Adjusted EBITDA	571	235	104	147	85

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2024
Net income	(998)
Discontinued operations, net of income taxes	(1)
Income tax expense (benefit)	105
Investments in associates, net of income taxes	1
Financial expenses	94
Financial income	(24)
Income from operations	(824)	146	(1,065)	116	(20)
Amortization and impairment of acquired intangible assets	72	22	44	4	3
EBITA	(751)	168	(1,021)	120	(17)
Restructuring and acquisition-related charges	51	19	17	-	14
Other items:	1,088		1,078		10
Respironics litigation provision	982		982
Respironics field-action running costs	40		40
Respironics consent decree charges	22		22
Quality actions	33		33
Remaining items	11		1		10
Adjusted EBITA	388	186	74	120	7
Depreciation, amortization and impairment of fixed assets and other intangible assets	222	48	60	26	88
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(1)	-	-		-
Adjusted EBITDA	609	234	134	146	95

Quarterly Report 2025 - Q1	14

Composition of free cash flow in millions of EUR

	Q1
	2024	2025
Net cash flows from operating activities	(171)	(933)
Net capital expenditures	(165)	(158)
Purchase of intangible assets	(36)	(46)
Expenditures on development assets	(52)	(60)
Capital expenditures on property, plant and equipment	(82)	(55)
Proceeds from sales of property, plant and equipment	5	2
Free cash flow	(336)	(1,091)

Composition of net debt to group equity in millions of EUR unless otherwise stated

	December 31, 2024	March 31, 2025
Long-term debt	7,113	7,056
Short-term debt	526	513
Total debt	7,639	7,568
Cash and cash equivalents	2,401	1,193
Net debt	5,238	6,375
Shareholders’ equity	12,006	11,697
Non-controlling interests	37	31
Group equity	12,043	11,728
Net debt : group equity ratio	30:70	35:65

Quarterly Report 2025 - Q1	15

Philips statistics
Quarterly statistics in millions of EUR unless otherwise stated

	2024				2025
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,138	4,462	4,377	5,044	4,097
Nominal sales growth	(1%)	0%	(2%)	0%	(1%)
Comparable sales growth ¹	2%	2%	0%	1%	(2%)
Comparable order intake ²	(4%)	9%	(2%)	2%	2%
Gross margin	1,815	1,989	2,006	1,963	1,849
as a % of sales	44%	45%	46%	39%	45%
Selling expenses	(1,096)	(1,127)	(1,075)	(1,188)	(1,087)
as a % of sales	(26%)	(25%)	(25%)	(24%)	(27%)
G&A expenses	(136)	(158)	(151)	(137)	(161)
as a % of sales	(3%)	(4%)	(3%)	(3%)	(4%)
R&D expenses	(419)	(424)	(433)	(472)	(457)
as a % of sales	(10%)	(9%)	(10%)	(9%)	(11%)
Income from operations	(824)	816	337	199	154
as a % of sales	(20%)	18%	8%	4%	4%
Net income	(998)	452	181	(333)	72
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	(1.07)	0.33	0.19	(0.36)	0.09
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.25	0.30	0.32	0.51	0.25
EBITA ¹	(751)	876	404	393	211
as a % of sales	(18.1%)	19.6%	9.2%	7.8%	5.2%
Adjusted EBITA ¹	388	495	516	679	354
as a % of sales	9.4%	11.1%	11.8%	13.5%	8.6%
Adjusted EBITDA ¹	609	733	735	905	571
as a % of sales	14.7%	16.4%	16.8%	17.9%	13.9%
At the end of period:
Number of common shares outstanding (after deduction of treasury shares) in thousands	904,257	934,117	931,986	925,009	925,084
Shareholders’ equity per common share in EUR	12.56	12.72	12.27	12.98	12.64
Net debt : group equity ratio ¹	36:64	35:65	36:64	30:70	35:65
Total employees	69,062	68,701	69,282	67,823	67,247
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other key performance indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend with respect to 2023.

Quarterly Report 2025 - Q1	16

Year-to-date statistics in millions of EUR unless otherwise stated

	2024				2025
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	4,138	8,600	12,977	18,021	4,097
Nominal sales growth	(1%)	0%	(1%)	(1%)	(1%)
Comparable sales growth ¹	2%	2%	1%	1%	(2%)
Comparable order intake ²	(4%)	3%	1%	1%	2%
Gross margin	1,815	3,804	5,810	7,773	1,849
as a % of sales	44%	44%	45%	43%	45%
Selling expenses	(1,096)	(2,223)	(3,298)	(4,486)	(1,087)
as a % of sales	(26%)	(26%)	(25%)	(25%)	(27%)
G&A expenses	(136)	(294)	(445)	(582)	(161)
as a % of sales	(3%)	(3%)	(3%)	(3%)	(4%)
R&D expenses	(419)	(843)	(1,275)	(1,747)	(457)
as a % of sales	(10%)	(10%)	(10%)	(10%)	(11%)
Income from operations	(824)	(8)	329	529	154
as a % of sales	(20%)	0%	3%	3%	4%
Net income	(998)	(546)	(365)	(698)	72
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	(1.07)	(0.74)	(0.54)	(0.90)	0.09
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.25	0.56	0.88	1.39	0.25
EBITA ¹	(751)	125	528	921	211
as a % of sales	(18.1%)	1.5%	4.1%	5.1%	5.2%
Adjusted EBITA ¹	388	882	1,399	2,077	354
as a % of sales	9.4%	10.3%	10.8%	11.5%	8.6%
Adjusted EBITDA ¹	609	1,342	2,077	2,982	571
as a % of sales	14.7%	15.6%	16.0%	16.5%	13.9%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other key performance indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend with respect to 2023.

Quarterly Report 2025 - Q1	17

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